1. **Schedule E of FORM SBSE, Other Business Locations**

[X] Add		[ ] Delete	[ ] Amendment
Effective Date: 02/18/2020	4.		Street:
Street: KING FAHAD ROAD			P.O. Box (if applicable), Suite, Floor:
P.O. Box (if applicable), Suite, Floor: P.O.BOX 5000			City, State/Country, Zip Code +4/Postal Code:
City, State/Country, Zip Code +4/Postal Code: RIYADH, SAUDI ARABIA, 12361-6858	5.		Institution Name:
Responsible Associated Person:		MOHAMMED HIJAZI	